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Exhibit 99.3

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in Note 1(n) (stock-based compensation) to the Leitch Technology Corporation consolidated financial statements as at April 30, 2004 and 2003 and for each of the years in the three year period ended April 30, 2004. Our report to the shareholders dated June 4, 2004, is expressed in accordance with Canadian reporting standards, which does not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants
Toronto, Canada
June 4, 2004

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  Exhibit 99.3
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE